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                            June 28, 2023

       Robert DeLucia
       Chief Financial Officer
       SharpLink Gaming Ltd.
       333 Washington Avenue North, Suite 104
       Minneapolis, Minnesota 55401

                                                        Re: SharpLink Gaming
Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-28950

       Dear Robert DeLucia:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations., page
       40

   1.                                                   Please emphasize your
going concern status in the forefront of your MD&A and
                                                        in Liquidity and
Capital Resources discussion.
       General

   2.                                                   We note that on
December 22, 2022 you acquired SportsHub. It appears that
                                                        SportsHub assets were
over 200% of your assets prior to the acquisition. Tell us how you considered Rules 8-04
and 8-05 of Regulation S-X in regard to filing the financial statements and pro
forma information for the SportsHub acquisition.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert DeLucia
SharpLink Gaming Ltd.
June 28, 2023
Page 2

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 with any questions.



FirstName LastNameRobert DeLucia                         Sincerely,
Comapany NameSharpLink Gaming Ltd.
                                                         Division of
Corporation Finance
June 28, 2023 Page 2                                     Office of Technology
FirstName LastName